
Rollover = Reward?

Rollover your old 401(k)s or IRAs into one IRA with **The Flex-funds®** and see if ***YOU*** get a reward!

* Performance evaluation
* Updating your retirement planning strategy
* Roth or Traditional
* Customized allocations
* Save on fees from multiple plans
* Plan now and make 2010 tax law changes work for you

Call today! **800.325.3539**

visit www.**FlexFunds**.com

Past performance is not a guarantee of future results. The Flex-funds® prospectus contains information about The Funds and should be requested and read carefully before investing. You should discuss all tax issues with your tax adviser. Investments in The Flex-funds® are: * Not a deposit; * Not insured by any government agency; * Not FDIC insured; * No bank guarantee; * May lose value.